

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

February 20, 2009

<u>Via U.S. Mail and Fax (720) 876-2374</u>

Ms. Robert C.J. van Mourik
Chief Financial Officer
Ameralia, Inc.
9233 Park Meadows Drive, Suite 431
Lone Tree, CO 80124

      **Re: Ameralia, Inc.
              Form 10-KSB for the Fiscal Year Ended June 30, 2008
              Filed December 24, 2008**

                    **Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed December 31, 2008
              File No. 0-15474**

Dear Mr. van Mourik,

      We have reviewed your Form 10-KSB for the Fiscal Year Ended June 30, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008

Form 10-KSB for Fiscal Year Ended June 30, 2008

1.   Tell us why you should not be considered an investment company as defined in
        section 3(a)(1) of the Investment Company Act of 1940. Provide us with any
        analysis and calculations necessary to support your position. We may have
        further comment.

Our Sodium Leases and Operations, page 5

2.   We note your disclosure that a third-party report states "Shale-Oil resources for
        the Saline zone under the lease are between 12 and 14 billion barrels." We also
        note from your disclosure on page 16 that "at present, the policy of the US
        Government and the lack of regulations preclude us from applying for an oil shale
        lease." Please remove any disclosure related to estimated reserves from your
        filings as it does not comply with Item 102(5) of Regulation S-K.

Consolidated Statements of Stockholders' Equity (Deficit), page F-7

3.   Please expand your disclosures and tell us the nature of the $9.9 million related
        party contribution to capital on debt settlement.

Note 1a - General Development of the Business, page F-10

4.   We note your consolidated financial statements present the consolidated
        financials of AmerAlia, NSHI and its 46.5% owned subsidiary, NSI "primarily
        because NSI represents AmerAlia's principle business activity; management and
        oversight of NSI are under the direction of the officers and directors of AmerAlia;
        and consolidation is more informative to the reader of the financial statements."
        Citing the appropriate accounting literature, specifically tell us and disclose why
        it is appropriate to consolidate the financial results of NSI when it appears you do
        not have a controlling financial interest in the entity as of June 30, 2008. Further,
        tell us and disclose why it is appropriate to reflect the Sentient Entities' 53.5%
        ownership as minority interest on the balance sheet.

Note 7 – Engineering Drawings and Equipment Held, page F-18

5.   We note your disclosure related to your engineering drawings in the amount of
        $1.9 million and equipment held and not in service in the amount of $3.2 million.
        We also note these assets have been reflected on your balance sheet since June
        30, 2006 with no impairment being recorded. Tell us and disclose in further

detail your consideration of SFAS No. 144 and how you have concluded these assets are not impaired.

Note 10 – Due to Related Parties, page F-19

6.   We note your accrued interest and contingent interest due on various promissory notes and debentures issued to Sentient entities in the amount of $49.9 million. We also note from your Management's Discussion and Analysis on page 29 that you recognized $41.3 million in interest expense in February 2008 due to the recognition at maturity of the Series B1 Debentures of an obligation to pay contingent interest. Tell us and disclose in your footnotes the terms of the contingent interest on the Series B1 Debentures and why it was recognized in February 2008 as opposed to over the term of the related debentures..

Note 20 – Exchange and Issuance of NSI Common Stock for Debt Obligations and Related "Minority Interest", page F-24

7.   We note Sentient converted certain outstanding loans in May 2007 into common shares of NSI. Your disclosures state the transactions resulted in a combined loss on the settlement of debt and minority interest of $15 million. In order to understand your accounting for these transactions, please tell us whether the converted loans were originally with NSI, the basis for calculating the loss on conversion and where this loss was recorded. In addition, it appears that since Sentient's ownership of NSI increased to majority ownership or 53.5% as a result of these transactions, the recognition of minority interest on the books of AmerAlia is no longer appropriate. Please provide us with sufficient detail to understand the basis for your accounting.

Engineering comments:

Our Sodium Leases, Page 5 & 6

8.   We note your refer to resources estimates and use terms such as measured, indicated, and inferred mineral resource, drill indicated, and/or geological resources in reference to quantity estimates for the Piceance Creek basin, Shale-Oil resources, estimated in-situ resources of nahcolite and dawsonite, and estimated inferred resources for your lease area. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource terminology and the associated quantity and quality estimates from your filing.

9.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties

identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf In addition, a description of your well field, drilling pattern and pumping rates would be helpful.

10.   We note you are recovering sodium bicarbonate for which you have authorization to recover up to approximately 300,000 tons of sodium bicarbonate. Please disclose your total production to date in regards to this permitted amount and your annual production for the last three years as required by Regulation S-K, Instructions to Item 102, Part 3.

Our Oil Shale Potential, Page 16

11.   We note your disclosure in this section, referring to oil shale research leases adjacent to your sodium bicarbonate operations and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

General Development of the Business, page F-10

12.   As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Please remove all references in the document that use the term "development", "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief